UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

23, Rue Basse 98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 99.1 to this Report on Form 6-K is management's discussion and analysis of financial condition and results of operations and interim unaudited consolidated financial statements for the six months ended June 30, 2017 of Dynagas LNG Partners LP (the "Partnership").
This Report on Form 6-K is hereby incorporated by reference into the Partnership's registration statement on Form F-3 (File No. 333-200659) that was filed with the U.S. Securities and Exchange Commission with an effective date of January 15, 2015.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K, and the documents to which the Partnership refers in this Report on Form 6-K, as well as information included in oral statements or other written statements made or to be made by the Partnership, contain statements that, in the Partnership's opinion, may constitute forward-looking statements.  Statements containing words such as "expect," "anticipate," "believe," "estimate," "likely" or similar words that are used herein or in other written or oral information conveyed by or on behalf of the Partnership are intended to identify forward-looking statements.  Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on the Partnership and involve known and unknown risks and uncertainties.  These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.  Actual results may differ materially from those expressed or implied by such forward-looking statements.  Accordingly, these forward-looking statements should be considered in light of the information included in this Report on Form 6-K and the information under the heading "Item 3. Key Information—D. Risk Factors" set forth in the Partnership's Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Commission on March 20, 2017.
In addition to important factors and matters discussed, or referred to, elsewhere in this Report on Form 6-K, important factors that, in our view, could cause our actual results to differ materially from those discussed in the forward-looking statements include:
•	LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNG carriers;
•	our anticipated growth strategies;
•	the effect of a worldwide economic slowdown;
•	potential turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;
•	forecasts of our ability to make cash distributions on the units or any increases in our cash distributions;

•	our future financial condition or results of operations and our future revenues and expenses;
•	the repayment of debt and settling of interest rate swaps (if any);
•	our ability to make additional borrowings and to access debt and equity markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	our ability to maintain long-term relationships with major LNG traders;
•	our ability to leverage our Sponsor's relationships and reputation in the shipping industry;
•	our ability to realize the expected benefits from our vessel acquisitions;
•	our ability to purchase vessels from our Sponsor and other parties in the future, including the Optional Vessels;
•	our continued ability to enter into long-term time charters;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charters;
•	future purchase prices of newbuildings and secondhand vessels and timely deliveries of such vessels;
•	our ability to compete successfully for future chartering opportunities and newbuilding opportunities (if any);
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•
the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	availability of skilled labor, vessel crews and management;
•
our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the administrative services agreement with our Manager;

•	the anticipated taxation of our Partnership and distributions to our unitholders;
•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;
•	charterers' increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	future sales of our common units in the public market;
•	our business strategy and other plans and objectives for future operations; and
•	other factors detailed in this Report on Form 6-K and from time to time in our periodic reports.
We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as otherwise required by applicable law.  New factors emerge from time to time, and it is not possible for us to predict all of these factors.  Further, we cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.
We make no prediction or statement about the performance of our units.  The various disclosures included in this Report on Form 6-K and in our other filings made with the U.S. Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations should be carefully reviewed and considered.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2017

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following is a discussion of the financial condition and results of operations of Dynagas LNG Partners LP for the six month periods ended June 30, 2017 and 2016. Unless otherwise specified herein, references to the "Partnership", "we", "our" and "us" or similar terms shall include Dynagas LNG Partners LP and its wholly owned subsidiaries, references to our "Sponsor" are to Dynagas Holding Ltd. and its subsidiaries. References to our "General Partner" are to Dynagas GP LLC and references to our "Manager" are to Dynagas Ltd., which is wholly owned by the chairman of our Board of Directors, Mr. Georgios Prokopiou. All references in this report to "Gazprom", "Statoil" and "Yamal" refer to Gazprom Marketing and Trading Singapore Pte Ltd, Statoil ASA and Yamal Trade Pte. Ltd. respectively, and certain of their respective subsidiaries or affiliates, who are our current or prospective charterers.
You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from the unaudited interim condensed consolidated financial statements included elsewhere in this report. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For additional information relating to our management's discussion and analysis of financial condition and results of operation and a more complete discussion of the risks and uncertainties referenced in the preceding sentence, please see our Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the U.S. Securities and Exchange Commission, or the Commission, on March 20, 2017, and our other filings with the Commission.
Business Overview and Development of the Partnership
We are a master limited partnership currently focused on owning and operating primarily ice-class designated LNG carriers. Five of our six Fleet vessels are currently employed on multi-year time charters, which we define as charters with initial terms of two years or more, with major international energy companies, providing us with the benefits of contracted cash flows and minimal exposure to market or seasonal driven downfalls in utilization rates. We are currently employing our remaining vessel on consecutive short-term charters prior to its delivery to Gazprom in July 2018, when it will commence a charter with duration of approximately eight years.
We intend to leverage the reputation, expertise and relationships with our charterers, our Sponsor and our Manager in pursuing further business and growth opportunities, maintaining cost-efficient operations and providing reliable seaborne transportation services to our current and prospective charterers. In addition, as opportunities arise, we intend to acquire additional vessels from our Sponsor and from third-parties and/or engage in investment opportunities incidental to the LNG industry. In connection with such plans for growth, we may enter into additional financing arrangements, refinance existing arrangements that our Sponsor, its affiliates, or such third party sellers may have in place for vessels that we may acquire, and, subject to favorable market conditions, we may raise capital in the public or private markets, including through debt or equity offerings of our securities. There is no guarantee that we will grow or maintain the size of our Fleet or the per unit distributions that we intend to pay or that we will be able to execute our plans for growth.
As of September 27, 2017, there were outstanding 35,490,000 common units, 35,526 general partner units and 3,000,000 9.00% Series A Cumulative Redeemable Preferred Units, or the Series A Preferred Units. Our Sponsor currently beneficially owns 44.0% of the equity interests (excluding the Series A Preferred Units) in the Partnership and 100% of our General Partner, which owns a 0.1% General Partner interest in the Partnership and 100% of our incentive distribution rights. Our Sponsor does not own any Series A Preferred Units.  Our common units and the Series A Preferred Units trade on the New York Stock Exchange, or NYSE, under the symbols "DLNG" and "DLNG PR A", respectively.

End of Subordination period and Conversion of Subordinated Units
On January 23, 2017, upon our payment to unitholders of the quarterly distribution in respect of the fourth quarter of 2016, the conditions set forth in our Third Amended and Restated Limited Partnership Agreement, or the Partnership Agreement, for the conversion of the subordinated units were satisfied and the subordination period expired. At the expiration of the subordination period, the 14,985,000 subordinated units owned by our Sponsor converted into common units on a one-to-one basis.
Securities Offerings
In November 2013, we completed our underwritten initial public offering, or IPO, of 8,250,000 common units at $18.00 per common unit, together with 4,250,000 common units offered by our Sponsor at the same price, and in December 2013, the underwriters in the IPO exercised in full their option to purchase an additional 1,875,000 common units from our Sponsor. The IPO resulted in gross proceeds of approximately $148.5 million to the Partnership and approximately $110.3 million to our Sponsor.
In June 2014, we completed an underwritten public offering of 4,800,000 common units at $22.79 per common unit, and on June 18, 2014, the underwriters in the offering exercised their option to purchase an additional 720,000 common units at the same price. This offering resulted in gross proceeds to the Partnership of approximately $125.8 million.
In September 2014, we completed an underwritten public offering of $250.0 million aggregate principal amount 6.25% Senior Notes due 2019, or our 2019 Notes. The 2019 Notes commenced trading on the NYSE on December 30, 2014 under the ticker symbol "DLNG 19."
In July 2015, we completed an underwritten public offering of 3,000,000 Series A Preferred Units at $25.00 per unit. This offering resulted in gross proceeds to the Partnership of $75 million.
Vessel Acquisitions
In June 2014, we completed the acquisition of the Arctic Aurora, a 2013-built ice class liquefied natural gas carrier, and the related time charter contract, from our Sponsor, pursuant to our right to acquire this vessel under the Omnibus Agreement with our Sponsor in effect at that time.
In September 2014, we completed the acquisition of the Yenisei River, a 2013-built ice class liquefied natural gas carrier, and the related time charter contract, from our Sponsor, pursuant to our right to acquire this vessel under the Omnibus Agreement with our Sponsor in effect at that time.
In December 2015, we completed the acquisition of the Lena River, a 2013-built ice class liquefied natural gas carrier, and the related time charter contract, from our Sponsor, pursuant to our right to acquire this vessel under the Omnibus Agreement with our Sponsor in effect at that time.
Each of the vessel acquisitions described above was financed with a combination of the proceeds we received from our equity and debt offerings and our secured credit facilities. Our secured credit facilities have since been refinanced with the net proceeds from the Term Loan B (defined below).
Recent Events
Quarterly Common Units Cash Distribution
On July 1, 2017, our Board of Directors declared a quarterly cash distribution of $0.4225 per common unit in respect of the second quarter of 2017. This cash distribution was paid on July 18, 2017, to all common unitholders of record as of July 11, 2017.

Series A Preferred Units Cash Distribution

On July 19, 2017, our Board of Directors declared a cash distribution of $0.5625 per unit on our Series A Preferred Units for the period from May 12, 2017 to August 11, 2017. This cash distribution was paid on August 14, 2017, to all Series A Preferred unitholders of record as of August 5, 2017.
$480.0 million Term Loan B- refinancing of existing indebtedness

On May 18, 2017, we refinanced our existing $340.0 million senior secured Credit Suisse AG facility and our existing $200.0 million ABN Amro NV term loan facility with a new $480.0 million institutional senior secured term loan B due in 2023 (the "Term Loan B"). The Term Loan B provides for 0.25% quarterly amortization on the principal and a bullet payment at maturity. The Term Loan B is secured by, among other things, the six LNG carriers in our Fleet.

Optional Vessels- extension of purchase option exercise deadline

On March 30, 2017, we agreed with our Sponsor to extend the deadline for exercising the purchase options relating to both the Clean Ocean and the Clean Planet granted to us under our Amended and Restated Omnibus Agreement with our Sponsor, or the Omnibus Agreement, from March 31, 2017 to March 31, 2018. Pursuant to the Omnibus Agreement, following this extension and as of the date of this report, we have the right but not the obligation, subject to certain terms and conditions, to acquire (i) our Sponsor's 100% ownership interest in four fully winterized LNG carriers, or the Initial Optional Vessels, and (ii) our Sponsor's ownership interest (which is currently 49.0%) in each of five entities jointly owned and operated by our Sponsor and two unrelated parties, which each own a 172,000 cubic meter ARC 7 LNG carrier, or the Additional Optional Vessels, after their respective delivery from the shipyard, at the period specified and as per the terms prescribed in the  Omnibus Agreement. We refer to the Initial Optional Vessels and the Additional Optional Vessels together as the Optional Vessels.

Our Fleet and Our Charters
As of September 27, 2017, our Fleet consisted of six LNG carriers with an average age of 7.1 years. Five of our six fleet vessels are contracted on multi-year time charters with international energy companies such as Gazprom, Statoil and Yamal. One of our LNG carriers is currently trading in the spot market prior to its delivery to Gazprom in July 2018, when it will commence a time charter with a term of approximately eight years. As of September 27, 2017, the estimated contracted revenue backlog of our Fleet was approximately $1.48 billion with average remaining contract duration of 10.2 years. Our above referenced Fleet estimated contract backlog includes the charters of the Yenisei River and the Lena River with Yamal which are subject to the satisfaction of important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation or amendment before or after the charter term commences and in such case the Partnership may not receive the contracted revenues thereunder. The contracted revenue backlog of our Fleet excludes options to extend and assumes full utilization for the full term of the charter. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods described above due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking, cancellation or early termination of vessel employment agreements, and other factors that result in lower revenues than our average contract backlog per day.
The following table sets forth summary information about our Fleet and the existing time charters relating to the vessels in our Fleet as of September 27, 2017:

Vessel Name	Year Built	Capacity (cbm)	Ice Class	Propulsion	Charterer	Earliest Charter Expiration Date	Latest Charter Expiration Including Non-Exercised Options
Clean Energy	2007	149,700	No	Steam	Spot Market	N/A	N/A
					Gazprom	March 2026	April 2026 (1)
Ob River	2007	149,700	Yes	Steam	Gazprom	April 2018	May 2018
					Gazprom	March 2028	May 2028 (2)
Amur River	2008	149,700	Yes	Steam	Gazprom	June 2028	August 2028
Arctic Aurora	2013	155,000	Yes	Tri-fuel diesel engine (TFDE)	Statoil	July 2018	October 2018
Yenisei River	2013	155,000	Yes	Tri-fuel diesel engine (TFDE)	Gazprom	July 2018	August 2018
					Yamal	2033/2034	2049 (3)
Lena River	2013	155,000	Yes	Tri-fuel diesel engine (TFDE)	Gazprom	September 2018	October 2018
					Yamal	2034/2035	2049/2050 (3)

(1)
In October 2016, we entered into a time charter contract with Gazprom for the employment of the Clean Energy for a firm period of seven years and nine months. The charter is expected to commence in July 2018.

(2)	Upon its current contract expiration with Gazprom, the Ob River is expected to commence employment under a new multi-year time charter contract with the same charterer for a firm period of ten years.
(3)
The Yenisei River and the Lena River are each contracted to commence employment within one-year delivery windows starting January 1, 2019 and June 30, 2019, respectively, under multi-year time charter contracts with Yamal in the Yamal LNG Project, each with an initial term of 15 years, which may each be extended by three consecutive periods of five years. Each of these time charter contracts is subject to important conditions, which, if not satisfied, or waived by the charterer, may result in their cancellation, early termination or amendment, before or after their charter term commences, in which case, we may not receive the contracted revenues thereunder.

The following table summarizes our contracted charter revenues and contracted days for the vessels in our Fleet as of September 27, 2017 and for the each of the years ending December 31, 2017, 2018 and 2019:

	2017	2018	2019
Contracted time charter revenues (in millions of U.S. Dollars) (1)	$37.5	$105.7	$102.7
Contracted days	565	1,577	1,642
Available Days (2)	570	2,109	2,190
Contracted/Available Days	99%	75%	75%

(1)
Annual revenue calculations are based on: (a) the earliest redelivery dates possible under our charters, (b) no exercise of any option to extend the terms of those charters except for those that have already been exercised, if any, and (c) excluding planned periodical class survey repair days.

(2)	Assumes 27 scheduled dry-docking days for the three TFDE vessels in our Fleet which will undergo their scheduled special survey and dry-dock in 2018.

We may not be able to perform under these contracts due to events within or beyond our control, and our counterparties may seek to cancel or renegotiate our contracts for various reasons.  In addition, as of June 30, 2017, we derived all of our revenues from three charterers, accounting for 70%, 19% and 11% of our total revenues, respectively. Our inability or the inability of any of our counterparties, to perform their respective contractual obligations may affect our ability to realize the estimated contractual backlog discussed above and may have a material adverse effect on our financial position, results of operations and cash flows and our ability to realize the contracted revenues under these agreements. Our estimated contract backlog may be adversely affected if the Yamal LNG Project, in which certain of our vessels are contracted to be employed, is delayed, abandoned or not completed for any reason, including but not limited to changes in the demand for LNG. Readers are cautioned not to place undue reliance on this information. Neither our independent auditors nor any other independent accountants have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

Operating results
Selected Information
The following tables present selected unaudited consolidated financial and other data of the Partnership, at the dates and for the periods presented. All amounts are expressed in United States Dollars, except for Fleet Data, unit and per unit data and Other Financial Data.
Selected Historical Financial Data and Other Operating Information	Six Months Ended June 30,
	2017	2016
STATEMENTS OF INCOME DATA: (In thousands of U.S. Dollars, except for units and per unit data)
Voyage revenues	$71,067	$85,379
Voyage expenses- including related party (1)	(2,217)	(1,464)
Vessel operating expenses	(14,161)	(13,020)
Dry-docking and special survey costs	(5,131)	—
General and administrative expenses- including related party (2)	(840)	(1,074)
Management fees-related party	(3,056)	(2,983)
Depreciation	(15,035)	(15,111)
Operating income	$30,627	$51,727
Interest and finance costs, net	(22,615)	(17,405)
Other, net	(281)	(221)
Net Income	$7,731	$34,101
Common unitholders' interest in Net Income	$3,110	$17,715
Series A Preferred unitholders' interest in Net Income	$3,375	$3,375
Subordinated unitholders' interest in Net Income	$1,208	$12,946
General Partner's interest in Net Income	$38	$65
Earnings per unit (basic and diluted):
Common Unit	$0.09	$0.86
Weighted average number of units outstanding (basic and diluted):
Common units	33,585,829	20,505,000

Selected Historical Financial Data and Other Financial Information	Six Months Ended June 30,
	2017	2016
CASH FLOW DATA:
Net cash provided by operating activities	$29,568	$53,299
Net cash used in investing activities	$—	$(37,178)
Net cash (used in)/ provided by financing activities	$(12,852)	$16,834
FLEET DATA:
Number of vessels at the end of period	6	6
Average number of vessels in operation in period (3)	6	6
Average age of vessels in operation at end of period (years)	6.9	5.9
Available days (4)	1,046.6	1,092.0
Fleet utilization (5)	97%	100%

OTHER FINANCIAL DATA:
Cash distributions per common unit (6)	$0.85	$0.85
Cash distributions per Series A Preferred Unit (7)	$1.13	$1.13
Time Charter Equivalent (in U.S. Dollars) (8)	$65,784	$76,845
Adjusted EBITDA (9)	$54,192	$70,202

	June 30, 2017	December 31, 2016
BALANCE SHEET DATA, at end of period/ year:
Total current assets	$77,665	$60,195
Vessels, net	992,582	1,007,617
Total assets	$1,080,517	$1,106,676
Total current liabilities	24,996	53,056
Total long-term debt gross of deferred financing fees, including current portion	730,000	722,500
Total partners' equity	$342,138	$367,836

(1)	Voyage expenses include commissions of 1.25% of gross charter hire paid to our Manager and third party ship brokers.
(2)	Includes the Administrative Services Agreement fees and Executive Service Agreement fees charged by our Manager and excludes the daily management fees and commercial management fees.
(3)
Represents the number of vessels that constituted our Fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our Fleet during the period divided by the number of calendar days in the period.

(4)
Available days are the total number of calendar days our vessels were in our possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs or dry-dockings.

(5)
We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available days of our vessels net of unscheduled off-hire days, during a period, by the number of our Available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

(6)	Corresponds to a cash distribution of $0.4225 per common unit in respect of the first and second quarters of 2017 and 2016, respectively.
(7)	Corresponds to a cash distribution of $0.5625 per Series A Preferred Unit in respect of the first and second quarters of 2017 and 2016, respectively.
(8)
Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available days during that period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the six month periods ended June 30, 2017 and 2016 (amounts in thousands of U.S. Dollars, except for TCE rates, which are expressed in U.S. Dollars, and Available days):

	Six months ended June 30,
(In thousands of U.S. Dollars, except as otherwise stated)	2017	2016
Voyage revenues	$71,067	$85,379
Voyage expenses (1)	(2,217)	(1,464)
Time charter equivalent revenues	68,850	83,915
Available days (4)	1,046.6	1,092.0
Time charter equivalent (TCE) rate (in U.S Dollars)	$65,784	$76,845

(9)
We define Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred), class survey costs and significant non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our investors, to assess our operating performance as well as our compliance with the financial covenants and restrictions contained in the Term Loan B.

The Partnership believes that Adjusted EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.
Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.
	Six months ended June 30,
Reconciliation of Adjusted EBITDA to Net Income (In thousands of U.S. Dollars)	2017	2016
Net Income	$7,731	$34,101
Net interest and finance costs (1)	22,615	17,405
Depreciation	15,035	15,111
Class survey costs	5,131	—
Amortization of fair value of acquired time charter	3,594	3,614
Charter hire amortization	86	(29)
Adjusted EBITDA	$54,192	$70,202

(1)	Includes interest and finance costs (inclusive of amortization of deferred financing costs), net of interest income, if any.

Principal Factors Affecting Our Results of Operations

The principal factors which have affected our results and are expected to affect our future results of operations and financial position, include:

•	Ownership days. The number of vessels in our Fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our Fleet increases;

•
Charter rates. Our revenue is dependent on the charter rates we are able to obtain on our vessels. Charter rates on our vessels are based primarily on demand for and supply of LNG carrier capacity at the time we enter into the charters for our vessels, which is influenced by demand and supply for natural gas and in particular LNG as well as the supply of LNG carriers available for employment. The charter rates we obtain are also dependent on whether we employ our vessels under multi-year charters or charters with initial terms of less than two years. The vessels in our Fleet are currently primarily employed under multi-year time charters with staggered maturities, which we believe makes us less susceptible to cyclical fluctuations in charter rates than vessels operated on charters of less than two years. However, we will be exposed to fluctuations in prevailing charter rates when we seek to re-charter our vessels that currently operate in the spot market and upon the expiry of our remaining vessels' respective current charters and when we seek to charter vessels that we may acquire in the future;

•
Utilization of our Fleet. Historically, our Fleet has had a limited number of unscheduled off-hire days. However, an increase in annual off-hire days would reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization pattern of our Fleet changes, our financial results would be affected;

•
Daily operating expenses. The level of our vessel operating expenses, including crewing costs, insurance and maintenance costs. Our ability to control our vessel operating expenses also affects our financial results. These expenses include commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are paid, can cause our vessel operating expenses to increase;

•	Our ability to exercise the options to purchase the Optional Vessels;

•	The timely delivery of the vessels we may acquire in the future;

•	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;

•	The performance of our charterer's obligations under their charter agreements;

•	The effective and efficient technical management of the vessels under our management agreements;

•	Our ability to obtain acceptable equity and debt financing to fund our capital commitments;

•	The ability of our Sponsor to fund its capital commitments and take delivery of the Optional Vessels currently under construction;

•	Our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our charterer's requirements;

•
Economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which includes changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use;

•	Our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;

•	Our access to capital required to acquire additional ships and/or to implement our business strategy;

•	Our level of debt, the related interest expense and the timing of required payments of principal;

•	The level of our general and administrative expenses, including salaries and costs of consultants;

•	Our charterer's right for early termination of the charters under certain circumstances;

•	Performance of our counterparties, which are limited in number, including our charterers ability to make charter payments to us; and

•	The level of any distribution on all classes of our units.

Results of Operations
Six months ended June 30, 2017 compared to the six months ended June 30, 2016
Voyage revenues
Voyage revenues adjusted for charter hire amortization and the amortization of the fair value of acquired time charter decreased by $14.2 million, or 16.0%, to $74.7 million in the six months ended June 30, 2017, compared to $89.0 million in the same period of 2016. This reduction in voyage revenues was primarily due to (i) the scheduled off-hire periods for the Clean Energy, the Ob River and the Amur River that had either underwent (in the case of the Clean Energy and the Ob River) or were undergoing their scheduled dry-dock (in the case of the Amur River) as of June 30, 2017, as compared to no off-hire days in the same period in 2016, (ii) lower utilization and lower charter rate earned for the Clean Energy while trading in the spot market during the second quarter of 2017 compared to the vessel's employment on long-term charter to Royal Dutch Shell Plc. during the six months ended June 30, 2016, (iii) our agreement with Gazprom pursuant to which we agreed to reduce, with effect from November 2016, the charter hire rates on the current Yenisei River and the Lena River contracts in return for entering into an approximate eight year term contract for the Clean Energy with Gazprom and (iv) unscheduled off-hire days for the Yenisei River (7.7 off-hire days in the period as opposed to no off-hire days in the same period in 2016).
Voyage expenses- including voyage expenses to related party
Our voyage expenses (including the commercial management fee equal to 1.25% of the gross charter hire we pay our Manager as compensation for the commercial services it provides to us) increased by $0.8 million, or 51.4%, to $2.2 million in the six month period ended June 30, 2017, from $1.5 million during the six months ended June 30, 2016. This increase in voyage expenses is primarily associated with (i) bunker consumption costs that incurred during the off-hire periods on our dry-docked vessels, discussed above, (ii) bunker consumption costs incurred on the Clean Energy during idle time in the second quarter of 2017, and (iii) bunker consumption expenses incurred during the Yenisei River off-hire period, discussed above.
Vessel operating expenses
Vessel operating expenses amounted to $14.2 million, or $13,040 per LNG carrier per day, in the six months ended June 30, 2017, compared to $13.0 million, or $11,923 per LNG carrier per day, in the six months ended June 30, 2016. This increase was due to the incurrence of repair and maintenance costs directly associated with the vessels in our Fleet that either underwent or were in the process of undergoing their special survey and dry-dock in the six month period of 2017. No similar costs were incurred in the corresponding period of 2016 as no vessels underwent any dry-docking repairs during that time.
Dry-docking and special survey costs
Dry-docking and special survey costs during the six months ended June 30, 2017 amounted to $5.1 million as compared to no costs incurred in the same period in 2016 as no vessels underwent dry-dock in the compared period.
General and Administrative Expenses- including related party costs
During the six month periods ended June 30, 2017 and 2016, we incurred general and administrative expenses of $0.8 million and $1.1 million, respectively. General and administrative expenses are comprised of legal, consultancy, audit, executive services, administrative services and Board of Directors remuneration fees, among other miscellaneous expenditures essential to conduct our business.
Management fees- related party
During each of the six-month periods ended June 30, 2017 and 2016, we incurred $3.1 million and $3.0 million in management fees, respectively, or a daily fee of $2,814 and $2,732 per vessel per day respectively, pursuant to the terms of our management agreements.

Depreciation
Depreciation expense decreased by $0.1 million to $15.0 million during the six months ended June 30, 2017, compared to $15.1 million in the corresponding period of 2016. This decrease is the result of calendar day differential between the compared periods.
Interest and finance costs
For the six months ended June 30, 2017 and 2016, interest and finance costs were $22.6 million and $17.4 million, respectively. The increase by $5.2 million, or 30%, in period interest and finance costs is mainly attributable to (i) an increase in the current period weighted average interest mainly as a result of the increased costs associated with the Term Loan B we entered into on May 18, 2017, and (ii) the $2.6 million deferred loan fees write-off associated with our prior indebtedness, which was refinanced with the proceeds of the Term Loan B. The increase is also attributed, albeit to a lesser extent, to other expenses incurred in connection with the Term Loan B and the repaid bank loans.
Significant Accounting Policies and Critical Accounting Policies
There have been no material changes to our significant accounting policies since December 31, 2016. For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Commission on March 20, 2017.
Recent Accounting Pronouncements
For information related to recent accounting pronouncements in 2017, please see Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere in this report.
Liquidity and Capital Resources
We operate in a capital-intensive industry and our principal capital resources are a combination of our operating cash flows and debt and equity financing. In addition to paying distributions to our unitholders, our liquidity needs primarily relate to servicing our existing debt and funding capital reserve requirements and working capital. We frequently monitor our capital needs by projecting our income, expenses and debt obligations, and seek to maintain adequate cash reserves to compensate for any budget overruns. Our short-term liquidity requirements relate to servicing our current debt service requirements and funding working capital, including vessel operating expenses and obligations imposed by our management agreements. Our long-term liquidity requirements relate to maintaining cash reserves against future vessel, equipment, and other asset replacements and capital expenditures and fluctuations in operating cash flows, funding potential investments (including the equity portion of investments in the Optional Vessels or other vessels owned by our Sponsor, or other third party acquisitions) and the repayment of our long-term debt. We routinely monitor the market for opportunities to strengthen our balance sheet and may from time take steps to do so, including without limitation, refinancing our existing indebtedness and repurchasing our securities in the open market or privately negotiated transactions. Our funding and treasury activities are intended to meet our operating and financing requirements while maintaining appropriate levels of liquidity.
As of June 30, 2017, we reported cash of $74.3 million. As of June 30, 2017, we had available liquidity of $104.3 million, which includes our reported cash and the $30.0 million borrowing capacity under our $30 Million Revolving Credit Facility with our Sponsor, which is available to us at any time until November 2018 and remains available in its entirety as of the date of this report.
On May 18, 2017, we, through one of our wholly-owned subsidiaries, refinanced our existing secured commercial bank facilities with the Term Loan B due in 2023. The Term Loan B provides for 0.25% quarterly amortization on the principal and a bullet payment at maturity. Following the Term Loan B refinancing transaction our minimum liquidity requirements elapsed and, as of the date of this report, all of our cash remains unrestricted in nature.

Our aggregate outstanding indebtedness as of June 30, 2017 was $730.0 million, which is gross of unamortized loan fees and includes our 2019 Notes. As of the same date, we had available borrowing capacity of $30.0 million under our $30 Million Revolving Credit Facility with our Sponsor, discussed above. As of June 30, 2017, we were in compliance with all of the covenants contained in our debt agreements.
As of June 30, 2017, we reported a working capital surplus of $52.7 million, compared to $7.1 million as of December 31, 2016, which is the result of our balance sheet strengthening following the Term Loan B refinancing that closed in May 2017, discussed above.
During the six months ended June 30, 2017, we generated net cash from operating activities of $29.6 million, compared to $53.3 million in the same period of 2016. This negative cash flow movement was mainly attributable to the decrease in period net income compared to the same period in 2016 mostly due to (i) the decrease in period revenues, as discussed above, (ii) the class survey costs for the Fleet vessels that either underwent or were in the process of undergoing their special survey and dry-dock repairs in the six months ended June 30, 2017, and (iii) other financing costs associated with our repaid commercial bank facilities as well as increased interest costs for servicing the Term Loan B.
Under the Omnibus Agreement with our Sponsor we have the right, but not the obligation, to acquire from our Sponsor, among other potential assets, (i) the remaining four Initial Optional Vessels, and (ii) our Sponsor's ownership interest (which is currently 49.0%) in five entities, each of which owns an Additional Optional Vessel, scheduled to be delivered in the fourth quarter of 2017 and the first quarter of 2019. To the extent we exercise any of these options we may incur additional payment obligations. As of the date of this report, we have not secured any financing in connection with the potential acquisition of any of the remaining Initial Optional Vessels or the Additional Optional Vessels from our Sponsor since it is uncertain if and when such purchase options will be exercised, if at all.
Based on our current vessel employment, we anticipate that we will internally generate for a period of at least the next twelve months sufficient cash from operations to fund the operations of our Fleet, including the normal working capital requirements, the scheduled repayments of principal and interest on our debt facilities and to make at least the required distribution on our Series A Preferred Units and minimum quarterly distribution on our common units in accordance with our Partnership Agreement.
Estimated Maintenance and Replacement Capital Expenditures
Our Partnership Agreement requires our Board of Directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as dry-docking and vessel replacement. Because of the substantial capital expenditures we are required to make to maintain our Fleet, our annual estimated maintenance and replacement capital expenditures for purposes of estimating maintenance and replacement capital expenditures will be $16.9 million per year, which is composed of $4.2 million for dry-docking and $12.7 million, including financing costs, for replacing our vessels at the end of their useful lives. The $12.7 million for future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of our vessels, a long-term net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives. The actual cost of replacing the vessels in our Fleet will depend on a number of factors, including prevailing market conditions, time charter hire rates and the availability and cost of financing at the time of replacement. Our Board of Directors, with the approval of the Conflicts Committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units or preferred units, which could be dilutive to existing unitholders.

Our Borrowing Activities
In May 2017, we refinanced in full our existing secured commercial bank debt with the Term Loan B which is secured by the six LNG carriers in our Fleet. For more information relating to our secured and unsecured debt, please see Note 5 to our annual consolidated financial statements included in our Annual Report for the year ended December 31, 2016 as filed with the Commission on March 20, 2017, and Note 5 to our unaudited interim condensed consolidated financial statements included elsewhere in this report.
Cash Distributions
On January 1, 2017, our Board of Directors declared a quarterly cash distribution of $0.4225 per common and subordinated unit in respect of the fourth quarter of 2016. This cash distribution was paid on January 19, 2017, to all common and subordinated unitholders of record as of January 11, 2017.
On January 19, 2017, our Board of Directors declared a cash distribution of $0.5625 per unit of our Series A Preferred Units for the period from November 12, 2016 to February 11, 2017. This cash distribution was paid on February 13, 2017, to all Series A Preferred unitholders of record as of February 5, 2017.
On April 11, 2017, our Board of Directors declared a quarterly cash distribution of $0.4225 per common unit in respect of the first quarter of 2017. This cash distribution was paid on April 28, 2017, to all common unitholders of record as of April 21, 2017.
On April 19, 2017, our Board of Directors declared a cash distribution of $0.5625 per unit of our Series A Preferred Units for the period from February 12, 2017 to May 11, 2017. This cash distribution was paid on May 12, 2017, to all Series A Preferred unitholders of record as of May 5, 2017.
On July 1, 2017, our Board of Directors declared a cash distribution of $0.4225 per common unit in respect of the second quarter of 2017. This cash distribution was paid on July 18, 2017, to all common unitholders of record as of July 11, 2017.
On July 19, 2017, our Board of Directors declared a cash distribution of $0.5625 per unit of our Series A Preferred Units for the period from May 12, 2017 to August 11, 2017. This cash distribution was paid on August 14, 2017, to all Series A Preferred unitholders of record as of August 5, 2017.
Cash Flows
The following table summarizes our net cash flows from/ (used in) operating, investing and financing activities and our cash and cash equivalents for the six month periods ended June 30, 2017 and 2016:
	Six months ended June 30,
(in thousands of U.S. Dollars)	2017	2016
Net cash provided by operating activities	$29,568	$53,299
Net cash used in investing activities	—	(37,178)
Net cash (used in)/ provided by financing activities	(12,852)	16,834
Cash and cash equivalents at beginning of period	57,595	24,293
Cash and cash equivalents at end of period	$74,311	$57,248

Operating Activities
Net cash from operating activities amounted to $29.6 million for the six months ended June 30, 2017, compared to $53.3 million for the same period in 2016. This decrease is directly correlated with the decrease in period net income, as discussed above.
Net cash from operating activities amounted to $53.3 million for the six months ended June 30, 2016, compared to $40.6 million for the same period in 2015. This increase was directly related to the ownership and operation of the Lena River during the six month period ended June 30, 2016, that what we acquired from our Sponsor in December 2015.

Investing activities
No cash was used in investing activities during the six month period ended June 30, 2017.
Net cash used in investing activities was $37.2 million for the six months ended June 30, 2016. Such amounts mainly comprised of (i) the $35.0 million interest free credit financing repaid to our Sponsor early in 2016, representing the Lena River acquisition transaction balance due at that date and (ii) other payments related to capital expenditures for our Fleet vessels that approximated the amount of $2.1 million.
Financing activities
Net cash used in financing activities was $12.9 million during the six months ended June 30, 2017, and comprised of  (i) the $480.0 million gross proceeds from our Term Loan B that were used to refinance and repay in full our existing bank loans aggregating to the amount of $464.4 million and pay transaction expenses of $11.9 million, and (ii) the $25.0 million release of restricted cash, discussed above, which were offset by (i) distributions paid to our unitholders during the period of $33.4 million —see "Cash Distributions" above, and (ii) payment of $8.1 million of regular principal installments under our refinanced secured bank facilities.
Net cash from financing activities was $16.8 million for the six months ended June 30, 2016, comprised of the balance of proceeds of $66.7 million drawn under our $200 Million Term Loan that we entered into in December 2015 to partially finance the Lena River acquisition, a part of which was used to repay the unsettled amounts due to the Sponsor in connection with the subject acquisition (see "Investing Activities" above), which were offset by (i) distributions paid to our unitholders during the six months ended June 30, 2016, of $33.4 million, (ii) payment of $16.3 million of regular principal installments under our secured loan facilities outstanding during that period, and (iii) $0.2 million in other minor payments of deferred finance costs in connection with our entering into the $200 Million Term Loan Facility and the issuance of the Series A Preferred Units.
Contractual Obligations
The following table sets forth our contractual obligations and their maturity as of June 30, 2017:
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands of U.S. Dollars)
Long Term Debt (1)	$730,000	$2,400	$259,600	$9,600	$458,400
Interest on long term debt (1)	195,416	43,380	75,458	53,436	23,142
Management fees & commissions payable to the Manager (2)	41,682	7,945	15,602	6,296	11,839
Executive Services fee (3)	848	614	234	-	-
Administrative Services fee (4)	40	40	-	-	-
Total	$967,986	$54,379	$350,894	$69,332	$493,381

(1)
Our unsecured 2019 Notes outstanding as of June 30, 2017, bear fixed rate at 6.25% and the Term Loan B bears variable interest at a margin over LIBOR (with a 1% floor LIBOR rate imposed on the latter). The calculation of interest payments on our variable interest bearing debt has been made assuming interest rates based on the one-month period LIBOR, the LIBOR specific to our secured credit facility as of June 30, 2017 and our applicable margin rate.

(2)
Under the terms of the management agreements, we currently pay our Manager a management fee of $2,814 per day per vessel which is subject to an annual increase of 3% and to further annual increases, if any, by an amount to be agreed between us and our Manager, to reflect material unforeseen costs of providing the management services, which amount is required to be reviewed and approved by our Conflicts Committee. The management agreements also provide for commissions of 1.25% of charter-hire revenues arranged by the Manager. The agreements will terminate automatically after a change of control of the applicable shipping subsidiary and/or of the owner's ultimate parent, in which case an amount equal to fees of at the least 36 months and not more than 60 months, will become payable to the Manager.

(3)
On March 21, 2014, we entered into the Executive Services Agreement with our Manager, with retroactive effect to the date of the closing of our IPO, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors.  Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments.  The agreement has an initial term of five years and will automatically be renewed for successive five year terms unless terminated earlier.  The calculation of the contractual services fee set forth in the table above assumes an exchange rate of €1.0000 to $1.1412, the EURO/USD exchange rate as of June 30, 2017 and does not include any incentive compensation which our Board of Directors may agree to pay.

(4)
On December 30, 2014 and with effect from the IPO closing date, we entered into an Administrative Services Agreement with our Manager, according to which we are provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10,000, plus expenses, payable in quarterly installments. The agreement can be terminated upon 120 days' notice granted either by the Partnership's Board of Directors or by the Manager as per the provisions of the agreement.

Supplemental information

ARCTIC LNG CARRIERS Ltd. and its operating subsidiaries

The following table sets forth summary financial information of Arctic LNG Carriers Ltd., our wholly owned subsidiary and borrower of the Term Loan B due 2023 and each of its vessel owning subsidiaries that is a subsidiary guarantor to the Term Loan B (collectively "Arctic LNG Carriers") as at and for the period presented, which is derived from the unaudited financial statements of Arctic LNG Carriers and are presented in connection with certain reporting requirements governing the Term Loan B.

June 30,
(expressed in thousands of United states dollars)	2017
Balance sheet data:
Total assets	$1,017,394
Total cash	12,127
Total debt, net of deferred loan fees	$467,465

Six Months Ended June 30,
(expressed in thousands of United states dollars)	2017
Income statement and other operational data:
Net income	$16,931
Revenues	71,067
Adjusted EBITDA	$55,022

Arctic LNG Carriers reconciliation of net income/ (loss) to Adjusted EBITDA

We define Adjusted EBITDA as earnings before interest and finance costs, net of interest income (if any), gains/losses on derivative financial instruments (if any), taxes (when incurred), depreciation and amortization (when incurred), class survey costs and significant non-recurring items (if any). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our investors, to assess our operating performance.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.
Six Months Ended June 30,
(In thousands of U.S. dollars)	2017
Net Income	$16,931
Net interest and finance costs (1)	14,245
Depreciation	15,035
Class survey costs	5,131
Amortization of fair value of acquired time charter	3,594
Charter hire amortization	86
Adjusted EBITDA	$55,022

(1)     Includes interest and finance costs (inclusive of amortization of deferred financing costs), net of interest income, if any.

DYNAGAS LNG PARTNERS LP

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
 JUNE 30, 2017 (UNAUDITED) AND DECEMBER 31, 2016

DYNAGAS LNG PARTNERS LP
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DYNAGAS LNG PARTNERS LP
Consolidated Condensed Balance Sheets
As of June 30, 2017 (unaudited) and December 31, 2016
(Expressed in thousands of U.S. Dollars—except for unit data)

	Note	June 30, 2017	December 31, 2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$74,311	$57,595
Other current assets		2,733	1,722
Due from related party	3	621	878
Total current assets		77,665	60,195

FIXED ASSETS, NET:
Vessels, net	4	992,582	1,007,617
Total fixed assets, net		992,582	1,007,617
OTHER NON CURRENT ASSETS:
Restricted cash	5	—	25,000
Due from related party	3	1,350	1,350
Above-market acquired time charter contract	7	8,920	12,514
Total assets		$1,080,517	$1,106,676

LIABILITIES AND PARTNERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing fees	5	$2,596	$31,688
Trade payables		9,727	3,058
Due to related party	3	82	302
Accrued liabilities		5,724	3,750
Unearned revenue		6,867	14,258
Total current liabilities		24,996	53,056
NON-CURRENT LIABILITIES:
Deferred revenue		1,122	1,036
Long-term debt, net of current portion and deferred financing fees	5	712,261	684,748
Total non-current liabilities		713,383	685,784

Commitments and contingencies	8	—	—
PARTNERS' EQUITY
Common unitholders: 35,490,000 units issued and outstanding as at June 30, 2017 and 20,505,000 issued and outstanding as at December 31, 2016	9	268,851	302,952
Preferred unitholders: 3,000,000 units issued and outstanding as at June 30, 2017 and December 31, 2016	9	73,216	73,216
Subordinated unitholders: None issued and outstanding as of June 30, 2017 and 14,985,000 units issued and outstanding as at December 31, 2016	9	—	(8,429)
General partner: 35,526 units issued and outstanding as at June 30, 2017 and December 31, 2016	9	71	97
Total partners' equity		342,138	367,836

Total liabilities and partners' equity		$1,080,517	$1,106,676

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Unaudited Interim Condensed Consolidated Statements of Income
For the six month periods ended June 30, 2017 and 2016
(Expressed in thousands of U.S. Dollars—except for unit and per unit data)

		Six months ended June 30,
	Note	2017	2016
REVENUES:
Voyage revenues		$71,067	$85,379
EXPENSES:
Voyage expenses (including related party)		(2,217)	(1,464)
Vessel operating expenses		(14,161)	(13,020)
Dry-docking expenses		(5,131)	—
General and administrative expenses (including related party)	3	(840)	(1,074)
Management fees-related party	3	(3,056)	(2,983)
Depreciation	4	(15,035)	(15,111)
Operating income		$30,627	$51,727

OTHER INCOME/(EXPENSES):
Interest and finance costs	5, 11	(22,618)	(17,405)
Interest income		3	—
Other, net		(281)	(221)
Total other expenses		(22,896)	(17,626)

Partnership's Net Income		$7,731	$34,101
Common unitholders' interest in Net Income	10	$3,110	$17,715
Preferred unitholders' interest in Net Income	10	$3,375	$3,375
Subordinated unitholders' interest in Net Income	10	$1,208	$12,946
General Partner's interest in Net Income	10	$38	$65

Earnings per common unit (basic and diluted)	10	$0.09	$0.86
Weighted average number of units outstanding, basic and diluted:	10
Common units		33,585,829	20,505,000
The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Unaudited Interim Consolidated Statements of Cash Flows
For the six months ended June 30, 2017 and 2016
(Expressed in thousands of U.S. Dollars)

		Six months ended June 30,
	Note	2017	2016
Cash flows from Operating Activities:
Net income:		$7,731	$34,101
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4	15,035	15,111
Amortization and write-off of deferred financing fees	11	3,723	990
Deferred revenue amortization		86	(29)
Amortization of fair value of acquired time charter	7	3,594	3,614
Changes in operating assets and liabilities:
Trade receivables		(196)	(170)
Prepayments and other assets		(878)	(525)
Inventories		63	(557)
Due from/to related party		37	174
Trade payables		6,074	399
Accrued liabilities		1,690	191
Unearned revenue		(7,391)	—
Net cash provided by Operating Activities		29,568	53,299

Cash flows from Investing Activities:
Vessel acquisitions and other additions to vessels' cost		—	(37,178)
Net cash used in Investing Activities		—	(37,178)

Cash flows from Financing Activities:
Decrease in restricted cash		25,000	—
Payment of preferred units issuance costs and other filing costs		—	(119)
Distributions declared and paid	9	(33,429)	(33,428)
Proceeds from long-term debt	5	480,000	66,667
Repayment of long-term debt		(472,500)	(16,250)
Payment of deferred finance fees		(11,923)	(36)
Net cash (used in)/ provided by Financing Activities		(12,852)	16,834

Net increase in cash and cash equivalents		16,716	32,955
Cash and cash equivalents at beginning of the period		57,595	24,293
Cash and cash equivalents at end of the period		$74,311	$57,248

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
1. Basis of Presentation and General Information:
Dynagas LNG Partners LP ("Dynagas Partners" or the "Partnership") was incorporated as a limited Partnership on May 30, 2013, under the laws of the Republic of the Marshall Islands. On November 18 2013, the Partnership successfully completed its initial public offering (the "IPO"). In the IPO, the Partnership sold 8,250,000 common units to the public at $18.00 per common unit, and in connection with the closing of the IPO,  i) the Partnership's Sponsor, Dynagas Holding Ltd., a company beneficially wholly owned by Mr. George Prokopiou, the Partnership's Chairman and major unitholder and certain of his close family members, offered 4,250,000 common units to the public at $18.00 per common unit and, ii) the Partnership entered into certain agreements including: a) an Omnibus agreement with the Sponsor that provides the Partnership the right to purchase liquefied natural gas ("LNG") carrier vessels at a purchase price to be determined pursuant to the terms and conditions contained therein (Note 3(c)) and, b) a $30 million revolving credit facility with the Sponsor to be used for general Partnership purposes.
The Partnership is engaged in the seaborne transportation industry through the ownership and operation of high specification LNG vessels and is the sole owner of all outstanding shares or units of the following subsidiaries as of June 30, 2017:
Vessel Owning Subsidiaries:
Company Name	Country of incorporation	Vessel Name	Delivery Date to Partnership	Year Built	Cbm Capacity
Pegasus Shipholding S.A. ("Pegasus")	Marshall Islands	Clean Energy	March 2007	2007	149,700
Lance Shipping S.A. ("Lance")	Marshall Islands	Ob River	July 2007	2007	149,700
Seacrown Maritime Ltd. ("Seacrown")	Marshall Islands	Amur River	January 2008	2008	149,700
Fareastern Shipping Limited ("Fareastern")	Malta	Arctic Aurora	June 2014	2013	155,000
Navajo Marine Limited ("Navajo")	Marshall Islands	Yenisei River	September 2014	2013	155,000
Solana Holding Ltd. ("Solana")	Marshall Islands	Lena River	December 2015	2013	155,000

Non-Vessel Owning Subsidiaries:
Company Name	Country of incorporation	Purpose of incorporation
Dynagas Equity Holding Limited ("Dynagas Equity")	Liberia	Holding company that owns all of the outstanding share capital of Arctic LNG.
Dynagas Operating GP LLC ("Dynagas Operating GP")	Marshall Islands	Limited Liability Company in which the Partnership holds a 100% membership interest and which has 100% of the Non-Economic General Partner Interest in Dynagas Operating LP.
Dynagas Operating LP ("Dynagas Operating")	Marshall Islands	Limited partnership in which the Partnership holds a 100% limited partnership interest and which owns 100% of the issued and outstanding share capital of Dynagas Equity.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
1. Basis of Presentation and General Information (continued):
Dynagas Finance Inc.	Marshall Islands	Wholly owned subsidiary of the Partnership whose activities are limited to co-issuing the Notes discussed under Note 5 and engaging in other activities incidental thereto.
Arctic LNG Carriers Ltd. ("Arctic LNG") (1)	Marshall Islands
Indirect holding company of the Partnership which is directly wholly owned by Dynagas Equity and which owns all of the issued and outstanding share capital of Pegasus, Lance, Seacrown, Fareastern, Navajo, Solana and Dynagas Finance LLC.

Dynagas Finance LLC	Delaware	Wholly owned subsidiary of Arctic LNG and Co-Borrower of the Term Loan B discussed under Note 5.

On May 18, 2017, the Partnership refinanced its existing secured bank debt with the Term Loan B (defined below, please refer to Note 5). In connection with the refinancing transaction i) Dynagas Equity contributed all of its then outstanding equity interests in Seacrown, Fareastern, Navajo, Solana to Arctic LNG, and ii) Quinta Group Corp. and Pelta Holdings S.A., the Partnership's subsidiaries which then owned all of the outstanding share capital of Pegasus and Lance, respectively, each contributed the entire share capital of its respective owned entity to Artic LNG and were subsequently dissolved. As Dynagas Equity is the sole shareholder of Arctic LNG, there is no change in the ownership or control of the business, and therefore the transaction constitutes a reorganization of companies under common control, and was accounted for in a manner similar to a pooling of interests. Accordingly, the accompanying consolidated financial statements were prepared using the historical carrying costs of the assets and liabilities presented.
The technical, administrative and commercial management of the Partnership's fleet is performed by Dynagas Ltd. ("Dynagas" or the "Manager"), a related company, wholly owned by the Partnership's Chairman (Note 3(a)).
As of June 30, 2017, the Partnership's Sponsor owned 44.0% of the outstanding equity interests in the Partnership (excluding the Series A Preferred Units, which, generally, have no voting rights), including the 0.1% general partner interest retained by it, as the general partner, Dynagas GP LLC, is owned and controlled by the Sponsor.
The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP") and applicable rules and regulations of the Securities and Exchange Commission (or "SEC") for interim financial reporting. The unaudited interim condensed consolidated financial statements include the accounts of Dynagas Partners and its wholly-owned subsidiaries, referred to above. All intercompany balances and transactions have been eliminated upon consolidation.
These unaudited interim condensed consolidated financial statements and accompanying notes should be read in conjunction with the Partnership's audited consolidated financial statements for the year ended December 31, 2016 and notes thereto included in its Annual Report on Form 20-F, filed with the SEC on March 20, 2017. In the opinion of the Partnership's management, all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the financial position, operating results and cash flows have been included in the financial statements for the periods presented.  Interim results are not necessarily indicative of the results that may be expected for the year ending December 31, 2017.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
2. Significant Accounting Policies and Recent Accounting Pronouncements:
A summary of the Partnership's significant accounting policies can be found in the Partnership's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on March 20, 2017. There have been no material changes to these policies in the six month period ended June 30, 2017.
During the six month periods ended June 30, 2017 and 2016, charterers that individually accounted for more than 10% of the Partnership's revenues were as follows:
Charterer	2017	2016
A	70%	67%
B	11%	17%
C	19%	16%
	100%	100%

On January 1, 2017, the Partnership adopted ASU 2015-11, Simplifying the Measurement of Inventory. ASU 2015-11 simplifies the subsequent measurement of inventory by replacing today's lower of cost or market test with a lower of cost or net realizable value test. The adoption of this new standard had no impact on the Partnership's consolidated financial position.
Recent Accounting Pronouncements:
ASU 2015-14: In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which will supersede the current revenue recognition guidance and outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The ASU 2014-09 was amended by ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which was issued in August 2015. Public entities can now elect to defer implementation of ASU 2014-09 to interim and annual periods beginning after December 15, 2017. Additionally, ASU 2015-14 permits early adoption of the standard but not before the original effective date, i.e. annual period beginning after December 15, 2016. The standard permits the use of either the retrospective or cumulative effect transition method. Furthermore, in March 2016, April 2016 and May 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10 Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing and ASU 2016-12 Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients, respectively, which clarify the guidance in ASU 2014-09. The amendments in these updates have the same effective date and transition requirements as the original standard.Based on current circumstances, the adoption of this new standard is not expected to have a material effect on the Partnership's future or historical financial position, results of operations or cash flows. The Partnership will evaluate the impact that ASU 2014-09 and related amendments might have on its future consolidated financial statements, if relevant circumstances arise.
ASU 2016-01: In January 2016, the FASB issued ASU 2016-01, Financial Instruments- Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update affect all entities that hold financial assets or owe financial liabilities and address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. More precisely, the amendments in this Update i) require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee), ii) an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, iii) eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities, iv) require public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes and v) require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The amendments to the FASB Accounting Standards Codification prescribed in this Update are not expected to have a material effect on the Partnership's future financial position.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):
ASU 2016-02: In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which provides new guidance related to accounting for leases and supersedes existing U.S. GAAP on lease accounting. The ASU will require organizations that lease assets to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases, unless the lease is a short term lease.
Lessee accounting: A short term lease is defined in the ASU as a lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise.  The lease term is defined as the non-cancellable period for which a lessee has the right to use an underlying asset, together with all of the following: periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option; and periods covered by an option to extend (or not to terminate) the lease in which exercise of the option is controlled by the lessor.
For short term leases, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. Leases not considered short term - For all other leases, the lessee will be required to recognize the following at the commencement date of the lease: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease.  Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. Reasonably certain is a high threshold that is consistent with and intended to be applied in the same way as the reasonably assured threshold in the current leases guidance. In addition, a lessee (and a lessor) should exclude most variable lease payments in measuring lease assets and lease liabilities, other than those that depend on an index or a rate or are in substance fixed payments.
Consistent with current guidance, the recognition, measurement and presentation in the statements of income and cash flows will depend on the lease's classification as finance or operating lease. For finance leases, a lessee is required to recognize interest on the lease liability separately from amortization of the right-of-use asset in the statement of income; and classify repayments of the principal portion of the lease liability within financing activities and payments of interest on the lease liability and variable lease payments within operating activities in the statement of cash flows. For operating leases, a lessee is required to recognize a single lease cost in the statement of income (which will include both the amortization of the right-of-use asset and the "interest" element associated with the lease liability), calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis; and classify all cash payments within operating activities in the statement of cash flows.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):
Lessor accounting: Under the new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers.
Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted for all public business entities and all non-public business entities upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The adoption of this new standard is not expected to have a material effect on the Partnership's future or historical financial position, results of operations or cash flows.
ASU 2016-13: In June 2016, the FASB issued ASU 2016-13- Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities.  For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.  Early application is permitted. Management is in the process of assessing the impact of the amendment of this Update on the Partnership's consolidated financial position and performance.
ASU 2016-15: In August 2016, the FASB issued ASU 2016-15- Statement of Cash Flows (Topic 230): Clarification of Certain Cash Receipts and Cash Payments. This Update addresses eight specific cash flow issues and provides specific guidance in how certain cash receipts and cash payments should be presented and classified in the statement of cash flows under Topic 230 with the objective of reducing the current and potential future diversity in practice. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments in this Update should be applied using a retrospective transition method to each period presented. This FASB standard Update is not expected to have a material effect on the Partnership's future or historical statements of cash flows; however, Management will assess such impact, if circumstances arise.
ASU 2016-18: In November 2016, the FASB issued ASU 2016-18- Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Other than the presentation effects, the adoption of this new standard is not expected to have a material impact on future or historical consolidated financial statements and accompanying footnote disclosures of the Partnership.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
2. Significant Accounting Policies and Recent Accounting Pronouncements (continued):
ASU 2017-01: In January 2017, the FASB issued ASU 2017-01 Business Combinations to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. This FASB standard Update is not expected to have a material effect on the Partnership's future or historical statements of cash flows; however, Management will assess such impact, if circumstances arise.
3. Transactions with related parties:
During the six month periods ended June 30, 2017 and 2016, the Partnership incurred the following charges in connection with related party transactions, which are included in the accompanying unaudited interim condensed consolidated financial statements:
	Six months ended June 30,
	2017	2016
Included in voyage expenses
Charter hire commissions (a)	$934	$1,111

Included in general and administrative expenses
Executive services fee (d)	$289	$299
Administrative services fee (e)	$60	$60

Management fees-related party
Management fees (a)	$3,056	$2,983

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
3. Transactions with related parties (continued):
As of June 30, 2017 and December 31, 2016, balances with related parties consisted of the following:
	Period/Year ended
	June 30, 2017	December 31, 2016
Assets:
Working capital advances granted to the Manager (a)	$621	$878
Security deposits to Manager (a)	$1,350	$1,350

Liabilities included in Due to related party:
Executive service charges due to Manager (d)	$—	$147
Administrative service charges due to Manager (e)	$30	$30
Other Partnership expenses due to Manager	$52	$125
Total liabilities due to related party	$82	$302

(a) Dynagas Ltd.
The Partnership's vessels have entered into vessel management agreements with Dynagas. Pursuant to the terms of these agreements, the Manager provides each vessel-owning entity of the Partnership with management services, including, but not limited to, commercial, technical, crew, accounting and vessel administrative services in exchange for an initial fixed daily management fee of $2.5, for a period beginning upon vessel's delivery and until the termination of the agreement. The management agreements initially terminate on December 31, 2020 and shall, thereafter, automatically be extended in additional eight-year increments if notice of termination is not previously provided by the Partnership's vessel-owning subsidiaries.  Beginning on the first calendar year after the commencement of the vessel management agreements and each calendar year thereafter, these fees are adjusted upwards by 3% until expiration of the management agreement, subject to further annual increases to reflect material unforeseen costs of providing the management services, by an amount to be agreed between the Partnership and the Manager, which amount will be reviewed and approved by the Partnership's conflicts committee. Under the terms of the management agreements, the Manager charges the Partnership for any additional capital expenditures, financial costs, operating expenses for the vessels and general and administrative expenses of the vessel owning subsidiaries of the Partnership that are not covered by the management fees.
During the six month periods ended June 30, 2017 and 2016, each vessel was charged with a daily management fee of $2.8 and $2.7, respectively. During the six month periods ended June 30, 2017 and 2016, management fees under the vessel management agreements amounted to $3,056 and $2,983 respectively, and are separately reflected in the accompanying unaudited interim condensed consolidated statements of income.
The management agreements also provide for:
(i)	a commission of 1.25% over charter-hire agreements arranged by the Manager and,
(ii)	a lump sum new-building supervision fee of $700 for the services rendered by the Manager in respect of the construction of the vessel plus out of pocket expenses.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
3. Transactions with related parties (continued):
The agreements will terminate automatically after a change of control of the owners and/or of the owners' ultimate parent, in which case an amount equal to the estimated remaining fees but in any case not less than for a period of at the least 36 months and not more than 60 months, will become payable to the Manager. As of June 30, 2017, based on the maximum period prescribed in the management agreements up to the initial termination period and the basic daily fee in effect during the six months ended June 30, 2017, such termination fee would be approximately $21.6 million.
The management agreements also provide for an advance equal to three months daily management fee. In the case of termination of the management agreements, prior to their eight year term, by any reason other than the Manager's default, the advance is not refundable. Such advances as of June 30, 2017 and December 31, 2016, amounted to $1,350 and are separately reflected in Non-Current Assets as Due from related party in the accompanying consolidated condensed balance sheets.
In addition, the Manager performs payments for operating expenses with funds provided by the Partnership. As of June 30, 2017 and December 31, 2016, amounts of $621 and $878, respectively, were due from the Manager in relation to these working capital advances granted to it.
(b) Loan from related party
On November 18, 2013, upon the completion of its IPO, the Partnership entered into an interest free $30.0 million revolving credit facility with its Sponsor, with an original term of five years from the closing date, to be used for general Partnership purposes, including working capital. The facility may be drawn and be prepaid in whole or in part at any time during its term. No amounts have been drawn under the respective facility as of June 30, 2017 and December 31, 2016.
(c) Optional Vessel acquisitions from Sponsor/ Omnibus Agreement
The Partnership and its Sponsor have entered into an Omnibus Agreement, as amended and restated on April 12, 2016, or the Amended Omnibus Agreement. The Amended Omnibus Agreement, among others, sets out i) the terms and the extent the Partnership and the Sponsor may compete each other, ii) the procedures to be followed for the exercise of the Partnership's option to acquire the Optional Vessels (as defined in the Amended Omnibus Agreement), including the Partnership's right to acquire the Sponsor's ownership interest (which is currently 49.0%) in each of five joint venture entities, each of which owns a 172,000 cubic meter ARC 7 LNG carrier (or the "Additional Optional Vessels"), currently under construction,  iii) certain rights of first offer to the Sponsor for the acquisition of LNG carriers from the Partnership and, iv) the Sponsor's provisions of certain indemnities to the Partnership.
On March 30, 2017, by mutual agreement, the Partnership and its Sponsor extended the deadline for exercising the purchase option of the Clean Ocean and the Clean Planet (two of the four Optional Vessels) from March 31, 2017 to March 31, 2018. Following this extension, as of June 30, 2017, the Partnership still retained the legal right to purchase from its Sponsor four Optional Vessels, wholly owned by it, whereas, upon the execution of the Amended Omnibus Agreement, it has been also granted with the right, but not the obligation, to acquire from its Sponsor its ownership interest in the Additional Optional Vessels, after their respective delivery from the shipyard, at the period specified and as per the terms prescribed in the Amended Omnibus Agreement.
(d) Executive Services Agreement
On March 21, 2014, the Partnership entered into an executive services agreement with its Manager with retroactive effect from the IPO closing date, pursuant to which the Manager provides the Partnership the services of its executive officers, who report directly to the Board of Directors. Under the agreement, the Manager is entitled to an executive services fee of €538 per annum (or $615 on the basis of a Euro/US) Dollar exchange rate of €1.0000/$1.1423 at June 30, 2017), payable in equal monthly installments. The agreement has an initial term of five years and automatically renews for successive five year terms unless terminated earlier. During the six month periods ended June 30, 2017 and 2016, executive service fees amounted to $289 and $299, respectively, and are included in general and administrative expenses in the accompanying unaudited interim condensed consolidated statements of income.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
3. Transactions with related parties (continued):
(e) Administrative Services Agreement
On December 30, 2014 and with effect from the IPO closing date, the Partnership entered into an administrative services agreement with its Manager, according to which the Partnership is provided with certain financial, accounting, reporting, secretarial and information technology services, for a monthly fee of $10, plus expenses, payable in quarterly installments. The agreement can be terminated upon 120 days' notice granted either by the Partnership's Board of Directors or by Dynagas. During both the six month periods ended June 30, 2017 and 2016, administrative service fees amounted to $60 and are included in general and administrative expenses in the accompanying unaudited interim condensed consolidated statements of income.
4. Vessels, net:
The amounts in the accompanying consolidated condensed balance sheets are analyzed as follows:
	Vessel Cost	Accumulated Depreciation	Net Book Value

Balance December 31, 2016	$1,167,500	$(159,883)	$1,007,617
Depreciation	—	(15,035)	(15,035)
Balance June 30, 2017	$1,167,500	$(174,918)	$992,582

As of June 30, 2017, all vessels comprising the Partnership's fleet were first priority mortgaged as collateral to secure the Term Loan B, further discussed in Note 5.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
5. Long-Term Debt:
The amounts shown in the accompanying consolidated condensed balance sheets are analyzed as follows:
		Period/ Year Ended
Debt instruments	Borrowers-Issuers	June 30, 2017	December 31, 2016

$480 Million Term Loan Facility	Arctic LNG and Dynagas Finance LLC	480,000	—
$340 Million Credit Facility	Pegasus, Lance, Seacrown, Fareastern	—	285,000
$250 Million Senior Unsecured Notes	Dynagas Partners and Dynagas Finance	250,000	250,000
$200 Million Term Loan Facility	Navajo and Solana	—	187,500
Total debt		$730,000	$722,500
Less deferred financing fees		(15,143)	(6,064)
Total debt, net of deferred finance costs		$714,857	$716,436
Less current portion, net of deferred financing fees		$(2,596)	$(31,688)
Long-term debt, net of current portion and deferred financing fees		$712,261	$684,748

$340 Million Senior Secured Revolving Credit Facility
On June 19, 2014, certain subsidiaries of the Partnership entered, on a joint and several basis, into a Senior Secured Revolving Credit Facility (the "$340 Million Credit Facility") with an affiliate of Credit Suisse in order to refinance the $214.1 million outstanding under a previous credit facility with the same lender and to fund a portion of the purchase price of the Arctic Aurora. The facility bore interest at LIBOR plus a margin.
On May 18, 2017, the $340 Million Credit Facility was fully repaid from the net proceeds of a new $480 million senior secured term loan (the "Term Loan B", discussed below). In addition, the minimum liquidity restrictions imposed by the respective facility to the Partnership elapsed upon its repayment and, on this basis, the Partnership's $25.0 million of restricted cash was released at the closing date of the Term Loan B transaction.
$200 Million Term Loan Facility
On December 17, 2015, Navajo and Solana, wholly owned subsidiaries of the Partnership, entered, on a joint and several basis, into a facility agreement with a group of lenders (ABN AMRO N.V., KFW IPEX-Bank GMBH and DNB ASA), with ABN Amro NV acting as agent, for a senior secured term loan facility of up to $200.0 million (the "$200 Million Term Loan Facility") to partially finance the Lena River acquisition and for working capital purposes. The $200 Million Term Loan Facility bore interest at LIBOR plus a margin. The $200 Million Term Loan Facility was unconditionally and irrevocably guaranteed by Dynagas Partners and was secured, amongst other, by a first priority cross-collateralized mortgage on each of the Yenisei River and the Lena River, a first priority specific assignment of the existing time charters, a first priority assignment of all insurances and earnings of the vessels and an assignment of any subsequent time charter of a duration of more than twelve months.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
5. Long-Term Debt (continued):
On May 18, 2017, the $200 Million Term Loan Facility was fully repaid from the net proceeds of the Term Loan B. At the repayment date, the Partnership was released from all cash-related restrictions that required the borrowing entities to maintain certain minimum liquidity levels on a per vessel basis and to maintain and transfer funds to designated accounts for each vessel.
$480 Million Senior Secured Term Loan Facility
On May 18, 2017, Arctic LNG and Dynagas Finance LLC, wholly owned subsidiaries of the Partnership, as co-borrowers, entered into a $480.0 million senior secured term loan (the "Term Loan B"). The net proceeds of the Term Loan B were used to refinance and repay in full the indebtedness outstanding under the Partnership's existing $340 Million Credit Facility and the $200 Million Term Loan Facility and to pay transaction fees and expenses. The Term Loan B bears interest at LIBOR plus a margin and provides for 0.25% quarterly amortization on the principal and a bullet payment at maturity, in May 2023. The Term Loan B is secured by, among other collateral, first priority mortgages on the vessels owned by the borrower subsidiary guarantors, a first priority specific assignment of the existing time charters, a first priority assignment of all insurances and earnings of the vessels and pledges on certain deposit accounts of Arctic LNG and its vessel owning subsidiaries and is guaranteed by the Partnership, certain of the Partnership's subsidiaries and the vessel-owning subsidiaries of Arctic LNG.
The Term Loan B contains negative covenants customary for facilities of this type, including, among others, limitations on indebtedness, asset sales, transactions with affiliates, restricted payments (with the ability to distribute available cash subject to no event of default and compliance with certain financial covenants).
$250 Million Senior Unsecured Notes due 2019
On September 15, 2014, the Partnership completed a public offering of $250.0 million aggregate principal amount Senior Unsecured Notes offering due October 30, 2019, (the "Notes") with the purpose of funding the majority of the purchase price related to the Yenisei River acquisition. The Notes bear interest from the date of the original issue until maturity at a rate of 6.25% per year, payable quarterly in arrears on January 30, April 30, July 30 and October 30 of each year. As per the provisions of the Notes and the Indenture, the Partnership may issue from time to time, unlimited as to principal amount senior unsecured debentures, to be issued in one or more series. The Notes are unsubordinated unsecured obligations of the Partnership and are not redeemable at its option prior to maturity.
Debt Covenants
The Partnership's debt arrangements contain customary financial and other covenants that require the Partnership to maintain:
•	a maximum ratio expressed as a percentage of total borrowings to total book assets;
•	a minimum debt service coverage ratio;
•	a certain level of consolidated minimum free liquidity;
•	a certain minimum net worth level; and
•	a certain loan to value ratio.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
5. Long-Term Debt (continued):
The Partnership's debt arrangements also include other customary restrictions that prohibit the Partnership from declaring or making any distributions if an event of default occurs and the Term Loan B further requires the Partnership to meet a specific distribution test in order to be permitted to make distributions to its unitholders.
As of June 30, 2017, the Partnership was in compliance with all financial covenants prescribed in its debt agreements.
The annual principal payments for the Partnership's outstanding debt arrangements as at June 30, 2017, were as follows:
Period/Year ending December 31,	Amount
2017 (July to December 2017)	2,400
2018	4,800
2019	254,800
2020	4,800
2021	4,800
2022 and thereafter	458,400
Total long-term debt	$730,000

The Partnership's weighted average interest rate on its long-term debt for the six month periods ended June 30, 2017 and 2016 was 4.9% and 4.3%, respectively.
Total interest incurred on long-term debt for the six month periods ended June 30, 2017 and 2016 amounted to $17,853 and $16,358, respectively, and is included in Interest and finance costs (Note 11) in the accompanying unaudited interim condensed consolidated statements of income.
Commitment fees incurred in the six months ended June 30, 2017 and 2016, amounted to nil and $2, respectively and are included in Interest and finance costs (Note 11) in the accompanying unaudited interim condensed consolidated statements of income.
6. Fair Value Measurements:
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:
—
Cash and cash equivalents, trade accounts receivable, amounts due from/to related parties and trade accounts payable: The carrying values reported in the accompanying consolidated condensed balance sheets for those financial instruments (except for the fair value of non-current portion of amounts due from related party) are reasonable estimates of their fair values due to their short-term nature. The carrying value of these instruments is separately reflected in the accompanying consolidated condensed balance sheets. The fair value of non-current portion of amounts due from related party, determined through Level 3 inputs of the fair value hierarchy by discounting future cash flows using the Partnership's estimated cost of capital, is $1,188 as of June 30, 2017, compared to its carrying value of $1,350.

—
Long-term debt, restricted cash: The fair value of the loan facilities discussed in Note 5 approximate their recorded value due to the variable interest rates payable. The Notes have a fixed rate and their estimated fair value, determined through Level 2 inputs of the fair value hierarchy (quoted price in over-the-counter market), is approximately $246.3 million as of June 30, 2017, compared to its carrying value of $250.0 million.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
6. Fair Value Measurements (continued):
A fair value hierarchy that prioritizes the inputs used to measure fair value has been established by Generally Accepted Accounting Principles. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:
Level 1:  Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2:  Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data;
Level 3:  Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

7. Time charters acquired:
In December 2015, the Partnership recognized on its balance sheet a $20.0 million intangible asset that represented the fair value of the acquired above market time charter contract in connection with the concurrent acquisition of the Lena River, an Optional Vessel, from the Partnership's Sponsor.
For the six month periods ended June 30, 2017 and 2016, the amortization of the above market acquired time charter related to the acquisition of the Lena River amounted to $3,594 and $3,614, respectively, and is included in Voyage revenues in the accompanying unaudited interim condensed consolidated statements of income. The unamortized portion of the respective intangible asset as of June 30, 2017, amounting to $8,920, is presented under "Above-market acquired time charter contract" in the accompanying consolidated condensed balance sheet and will be amortized to revenues through the expected remaining term of the respective charter contract as follows:
Period/Year ending December 31,	Amount

2017	3,653
2018	5,267
Total	$8,920

8. Commitments and Contingencies:

(a) Long-term time charters:
The Partnership's future minimum contractual charter revenues under its time charter contracts as of June 30, 2017, gross of brokerage commissions and without taking into consideration any assumed off-hire (including those arising out of periodical class survey requirements), are as analyzed below:

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
8. Commitments and Contingencies (continued):
Period/ Year ending June 30,	Amount
2017 (period)	$69,241
2018	105,676
2019	102,664
2020	116,582
2021	116,089
2022 and thereafter	1,004,632
Total	$1,514,884

(b) Other:
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership's vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying unaudited interim condensed consolidated financial statements. The Partnership is covered for liabilities associated with the individual vessels' actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.
(c) Technical and Commercial Management Agreement:
As further disclosed in Note 3, the Partnership has contracted the commercial, administrative and technical management of its vessels to Dynagas. For the commercial services provided under this agreement the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager, which will survive the termination of the agreement under all circumstances until the termination of each charter party in force at the time of termination. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $18,936. For vessel administrative and technical management fees the Partnership currently pays a daily management fee of $2.8 per vessel (Note 3(a)). Such management fees for the period from July 1, 2017, to the expiration of the agreements on December 31, 2020, adjusted annually for 3% inflation as per agreement, are estimated to be $22,742 and are analyzed as follows:
Period/ Year ending December 31,	Amount

2017	3,106
2018	6,347
2019	6,537
2020	6,752
Total	$22,742

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
9. Partners' Equity:
Conversion of Sponsor's Subordinated Units into Common Units:
On January 23, 2017, upon payment by the Partnership to its common unitholders of the quarterly distribution in respect of the fourth quarter of 2016 and upon satisfaction of certain other conditions defined and set forth in the Partnership's Third Amended and Restated Limited Partnership Agreement (the "Partnership Agreement"), the Partnership's subordination period expired and, accordingly, the Sponsor's 14,985,000 issued and outstanding subordinated units representing limited partner interests in the Partnership were converted into common units on a one-for-one basis. The Partnership Agreement prescribes that, upon the expiration of the subordination period, arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters no longer accrue and that the subordinated units participate pro rata with other common units in distributions of available cash. Following this conversion, the Sponsor as of June 30, 2017, owns 15,595,000 common units, representing a 43.9% interest in the Partnership, excluding its General Partner interest. No cash consideration was paid in connection with this conversion.
As of June 30, 2017, following the conversion of the Sponsor's subordinated units to common, discussed above, the Partnership had 35,490,000 common units, 3,000,000 Series A Preferred Units and 35,526 general partner units issued and outstanding.
Common and General Partner unit distribution provisions:
After the subordination period, which expired on December 31, 2016, the Partnership pays distributions in the following manner:
—
first, 100% to the holders of common units and to the General Partner in accordance with their relative percentage interests, until there has been distributed in respect of each common unit an amount equal to the minimum quarterly distribution of a specified dollar amount; and

—
second, 100% to the holders of common units and to the General Partner in accordance with their relative percentage interests, until each unit has received an aggregate distribution of a specified dollar amount.

The percentage allocations of available cash from operating surplus among the common and subordinated unitholders, the General Partner and the holders of the incentive distribution rights up to the various target distribution levels is illustrated below:
	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.365	99.9%	0.1%	0.0%
First Target Distribution	up to $0.420	99.9%	0.1%	0.0%
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%
Third Target Distribution	Above $0.456 up to $0.548	75.0%	0.1%	24.9%
Thereafter	above $0.548	50.0%	0.1%	49.9%

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
9. Partners' Equity (continued):
Under the partnership agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the first target distribution.
Preferred Units distribution and redemption provisions:
Distributions on the Series A Preferred Units are cumulative from the date of original issue and are payable quarterly on February 12, May 12, August 12 and November 12, of each year, subject to the discretion of the Partnership's Board of Directors. Distributions are payable out of amounts legally available at a distribution rate of 9.00% per annum of the stated liquidation preference.
Any time on or after August 12, 2020, the Series A Preferred Units may be redeemed, in whole or in part, at the issuer's option, out of amounts legally available thereof, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption.
The Series A Preferred Units represent perpetual equity interests in the Partnership, unlike the Partnership's indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. The Series A Preferred Units rank senior to the Partnership's common units and to each other class or series of limited partner interests or other equity established after the original issue date of the Series A Preferred Units that is not expressly made senior to or on a parity with the Series A Preferred Units as to payment of distributions. The Series A Preferred Units rank junior to all of the Partnership's indebtedness.
Common and preferred unit distributions:
On January 1, 2017, the Board of Directors unanimously approved a quarterly cash distribution, for the fourth quarter of 2016 of $0.4225 per common and subordinated unit, or $15.0 million which, on January 19, 2017, was paid to all unitholders of record as of January 11, 2017.
On January 19, 2017, the Partnership's Board of Directors further declared a cash distribution of $0.5625 per unit on its Series A Preferred Units for the period from November 12, 2016 to February 11, 2017. The cash distribution was paid on February 13, 2017 to all Series A preferred unitholders of record as of February 5, 2017.
On April 12, 2017, the Partnership's Board of Directors announced a quarterly cash distribution of $0.4225, or $15.0 million, per common unit in respect of the first quarter of 2017. This cash distribution was paid on April 28, 2017, to all common unitholders of record as of April 21, 2017.
On April 21, 2017, the Partnership's Board of Directors announced a cash distribution of $0.5625 per unit of its Series A Preferred Units for the period from February 12, 2017 to May 11, 2017, which was paid on May 12, 2017, to all unitholders of record as of May 5, 2017.
General Partner Distributions:
During both the six months ended June 30, 2017 and 2016, the Partnership paid to its General Partner and holder of the incentive distribution rights in the Partnership an amount of $64.

DYNAGAS LNG PARTNERS LP
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2017
(Expressed in thousands of U.S. Dollars—except for unit and per unit data, unless otherwise stated)
10. Earnings per Unit:
The Partnership calculates earnings per unit by allocating distributed and undistributed net income/ (losses) for each period to common, subordinated and general partner units, after adjusting for the effect of preferred distributions, only to the extent that they are earned. Any undistributed earnings for the period are allocated to the various unitholders based on the distribution waterfall for cash available for distribution specified in Dynagas Partners' partnership agreement, as generally described in Note 9 above. Where distributions relating to the period are in excess of earnings, the deficit is also allocated according to the cash distribution model. The sum of the distributed amounts and the allocation of the undistributed earnings or deficit to each class of unitholders is divided by the weighted average number of units outstanding during the period. Diluted earnings per unit, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional units that would then share in the Partnership's net earnings.
The calculations of the basic and diluted earnings per common unit are presented below:
	Six Months Ended June 30,
	2017	2016
Partnership's Net income	$7,731	$34,101
Less:
Net Income attributable to preferred unitholders	3,375	3,375
Net Income attributable to subordinated unitholders	1,208	12,946
General Partner's interest in Net Income	38	65
Net income attributable to common unitholders	$3,110	$17,715
Weighted average number of common units outstanding, basic and diluted	33,585,829	20,505,000
Earnings per common unit, basic and diluted	$0.09	$0.86

11. Interest and Finance Costs:
The amounts in the accompanying consolidated statements of income are analyzed as follows:
	Six months ended June 30,
	2017	2016
Interest expense (Note 5)	$17,853	$16,358
Amortization and write-off of deferred financing fees	3,723	990
Commitment fees (Note 5)	—	2
Other	1,042	55
Total	$22,618	$17,405

12. Subsequent Events:
(a)
Second quarter of 2017 common unit distribution: On July 1, 2017, the Partnership's Board of Directors announced a quarterly cash distribution of $0.4225, or $15.0 million, per common unit in respect of the second quarter of 2017. This cash distribution was paid on July 18, 2017, to all common unitholders of record as of July 11, 2017.

(b)
Quarterly Series A Preferred Unit distribution: On July 19, 2017, the Partnership's Board of Directors announced a cash distribution of $0.5625 per unit of its Series A Preferred Units for the period from May 12, 2017 to August 11, 2017, which was paid on August 14, 2017, to all unitholders of record as of August 5, 2017.